Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 8 to Registration Statement (No. 333-127405) on Form S-11 of CB Richard Ellis Realty Trust (the “REIT”) of our report dated October 18, 2007 relating to our audit of the combined financial statement of revenue and certain expenses of the thirty building “Carolina Portfolio” for the year ended December 31, 2006, which was acquired by the REIT on August 30, 2007, appearing in the Current Report on Form 8K/A filed with the SEC on July 17, 2008. We also consent to the reference to us under the heading “Experts” in the Prospectus which is part of this Registration Statement.

/s/ McGLADREY AND PULLEN LLP

Chicago, Illinois

September 10, 2008